Averion International Corp.
225 Turnpike Road
Southborough, Massachusetts 01772
October 13, 2009
Mail Stop: 4720
Michael Rosenthall
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4720

Re:	Averion International Corp.
Preliminary Information Statement on Schedule 14C
Filed September 4, 2009
File No. 000-50095

Schedule 13E-3
Filed on September 4, 2009
File No. 005-81151

Schedule 13D/A
Filed July 2, 2008 by Comvest Partners II, LLC, Comvest
Group Holdings LLC and M. Falk
File No. 005-81151

Schedule 13D/A
Filed November 9, 2007 by P. Lavin
File No. 005-81151
Dear Mr. Rosenthall:
     Averion International Corp. (the “Company”) has reviewed your letter dated September 29, 2009 (the “September 29 Comment Letter”) regarding the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”), Schedule 13E-3 (the “13E-3”) and Schedule 13D’s/A (the “13D/A’s”). The Company responds to the September 29 Comment Letter as set forth below. The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the September 29 Comment Letter. In addition, for your convenience, we have restated each of your comments as set forth in the September 29 Comment Letter immediately preceding each of our responses below.
Preliminary Information Statement on Schedule 14C
General
     1. Please include the form of the transmittal letter as an appendix to your information statement.

Michael Rosenthall
October 13, 2009

     RESPONSE: We have revised the disclosure on page 40 of the Information Statement to include the form of the transmittal letter and accompanying cover letter as an appendix to the Information Statement.
     2. Please clearly identify each of the shareholders who adopted the resolutions approving the reverse/forward stock split by written consent. In this regard, we also note disclosure on page 2 stating that all members of the Board and “certain” executive officers voted to adopt the resolutions. Please revise to clarify.
     RESPONSE: We have revised the disclosure to include the names of the shareholders and executive officers who adopted the resolutions approving the reverse/forward stock split on pages 3 and 26 of the Information Statement.
     3. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13e-3 and furnish the required disclosures. In addition to owning approximately 50.54% of the outstanding common stock of the company, ComVest Investment Partners II, LLC presented the option of a going private transaction to the Board and was amongst the shareholders that adopted the resolutions approving the reverse/forward stock split. Based on these facts, we believe that ComVest Investment Partners II, LLC has incurred a Schedule 13E-3 filing obligation separate from that of the other issuer. Please revise to include Comvest Investment Partners, LLC II as a filing person.
     RESPONSE: We have revised Schedule 13e-3 to include ComVest Investment Partners II LLC as a filing person.
     4. Mr. Rodriguez is a director of the company. In addition to Mr. Falk, Mr. Rodriguez is also an affiliate of Comvest, the majority shareholder that approved the reverse/forward stock split. Please advise us of why Mr. Rodriguez is not named as a filing person on the Schedule 13e-3. For guidance, we refer you to No. 201.05 of the Rule 13e-3 Compliance and Disclosure Interpretations available on our website at www.sec.gov.
     RESPONSE: We have revised Schedule 13e-3 to include Mr. Rodriguez as a filing person.
     5. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to the preceding comments. For example, include a statement as to whether such person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which it relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered may be different from those of the subject company, which should be reflected in the disclosure.
     RESPONSE: We have revised the disclosure to include the additional filing persons and their reasons for the transaction under the modified heading “Fairness Determination by

Michael Rosenthall
October 13, 2009

ComVest, Philip T. Lavin, Ph.D., James H. McGuire, Cecilio Rodriguez and Michael Falk” on pages 37 and 38 of the Information Statement and in the Schedule 13E-3.
Forward-Looking Statements, page 1
     6. Please note that the safe harbor provisions of the Private Securities Litigations Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend your information statement to remove any references to such safe harbor provisions and include disclosure in the information statement stating that the safe harbor provisions in the Forms 10-K and 10-Q incorporated by reference into the information statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.
     RESPONSE: We have revised the disclosure to include a sentence stating that (i) the safe harbor provisions of the Private Securities Litigations Reform Act of 1995 are not available to statements made in the Information Statement; and (ii) the safe harbor provisions in the Forms 10-K and 10-Q incorporated by reference into the Information Statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction, on page 1 of the Information Statement.
Summary of Terms of Reverse/Forward Stock Split, page 2
     7. Please revise the summary term sheet to summarize, in bullet point format, the most material information in the document, as required by Item 1001 of Regulation M-A. For example, revise the summary term sheet to (among other things);
•	disclose the fairness determination made by each filing person;

•	include disclosure clarifying that the Board did not seek an independent fairness opinion for the transaction and that the valuation consultant has not rendered an opinion on the fairness of the transaction;

•	summarize all conflicts of interest of the board and the filing persons;

•	include the names of the major stockholders who will remain after your going private transaction, any current relationship between those stockholders and the company or its affiliates, and the number and percentage of post-split outstanding shares that each of those shareholders will hold after the reverse stock split;

•	include cross-references to the more detailed discussions later in the document, as required by Item 1001.
In addition, consider combining the Summary Term Sheet and the Question and Answer sections to avoid unnecessary repetition.

Michael Rosenthall
October 13, 2009

     RESPONSE: We have revised the disclosure to include the applicable information on pages 2-5 of the Information Statement. We did not combine the Summary Term Sheet and the Question and Answer sections but revised the disclosure to avoid unnecessary repetition.
     8. Please address whether a shareholder owning more than 20,500 shares in aggregate but holding the shares in multiple accounts with less than 20,500 shares each will be cashed out unless he or she consolidates these positions prior to the reverse/forward stock split.
     RESPONSE: It is the intent of the Company that a shareholder owning at least 20,500 shares in aggregate, but holding the shares in multiple accounts with less than 20,500 shares each, will not be cashed out in the reverse/forward stock split. Thus, we have revised the disclosure to instruct shareholders who hold shares in multiple accounts to take action, or instruct their broker to take action, to consolidate their positions prior to the effectiveness of the reverse/forward stock split on pages 8 and 40 of the Information Statement.
     9. This section indicates that the Board may choose to abandon the transaction, “if it determines that abandoning the Reverse/Forward Stock Split is in our best interests and those of our stockholders.” Please expand this disclosure to discuss conditions in which the Board might consider not going through with the reverse/forward stock split, and to discuss how the Board will provide notice to security holders of such a decision.
     RESPONSE: We have revised the disclosure to (i) clarify more specifically the conditions the Board may consider for not going through with the reverse/forward stock split; and (ii) discuss how the Board will provide notice to security holders of such a decision, in each case, on pages 4 and 24 of the Information Statement.
Questions and Answers About the Reverse/Forward Stock Split, page 5
     10. Please provide a question and answer that addresses how the cash out price of $0.01 was determined.
     RESPONSE: We have revised the disclosure to include a question and answer that addresses how the cash out price of $0.01 was determined on page 7 of the Information Statement.
     11. Please provide a question and answer informing shareholders of the procedures they will need to follow to receive their cash payments, the timing of such payments and whether they will receive interest on the cash payments from the effective date of the reverse stock split.
     RESPONSE: We have revised the disclosure to include a question and answer that informs shareholders of the procedures and timing of how they will receive cash payments, as well as that addresses that they will not receive any interest on the cash payments after the Effective Date, on page 8 of the Information Statement. The majority of the applicable information was previously included in the Summary Term Sheet, and in order to avoid unnecessary duplication, we deleted this information from the Summary Term Sheet.

Michael Rosenthall
October 13, 2009

Background and Timing of the Reverse/Forward Stock Split, page 11
     12. We note that some of the factors described in your discussion of the decision to enter into this transaction, including the Hesperion acquisition and the increased disclosure obligations that were becoming applicable to you under Section 404 of the Sarbanes-Oxley Act, were present at the time ComVest first indicated that it desired that the Company become private. Please expand your disclosure to discuss why the Board determined that it was in the best interests of the Company and its stockholders to suspend discussion of the Reverse/Forward Stock Split at that time, and why you are undertaking the transaction at this time.
     RESPONSE: We have revised the disclosure to include the applicable information on page 13 of the Information Statement.
     13. In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board, the Special Committee, the legal and financial advisors and any shareholders regarding the options considered for the company between February 2008 and the August 2009. For example, please revise to disclose:
•	the advantages and disadvantages of each alternative to going private explored by the Board at the March 12, 2008 meeting that led the Board to conclude that the Company would benefit most by pursuing a going private transaction;

•	whether the Special Committee considered any alternatives to the reverse/forward stock split structure when considering the advantages and disadvantages of that structure at the April 8, 2008 meeting; and,

•	the strategic alternatives discussed amongst Edgemont and the Board during 2008 and 2009, the details of the proposed third party offer and greater detail regarding the Board’s rationale for rejecting the proposed terms.
     RESPONSE: We have revised the disclosure to include the applicable information on pages 12-15 of the Information Statement under the heading “Background and Timing of the Reverse/Forward Stock Split.”
Financial Effect and Accounting Consequences of the Reverse/Forward Stock Split, page 17
     14. Please revise to provide the ratio of earnings to fixed charges for the two most recent fiscal years and interim periods, See Item 1010(0(4) of Regulation M-A.
     RESPONSE: We have revised the disclosure to include the applicable information on pages 19 and 20 of the Information Statement.
     15. We note that as of December 31, 2008, the Company reported a net operating loss carry-forward of approximately $5.8 million. Disclosure suggests that the loss carryover would expire starting in 2025. The ability to utilize this loss carry-forward is dependent on the Company’s ability to generate a taxable income prior to its expiration. Expressly disclose, if true, that the surviving

Michael Rosenthall
October 13, 2009

company and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to item 1013 of Regulation M-A.
     RESPONSE: We have revised the disclosure to include the applicable information on page 21 of the Information Statement.
     16. In your revised 13E-3 filing, including affiliates, as requested above, please amend your disclosure to include the description to include the effect of the Rule 13e-3 transaction on the affiliates’ interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.
     RESPONSE: We have revised the disclosure to include the applicable information on pages 15 and 16 of the Information Statement.
Fairness of the Reverse/Forward Stock Split to Stockholders, page 24
     17. You disclose that the company never received any “bona fide” offers for the merger or consolidation of the company. Supplement your disclosure to define what constitutes a “bona fide” offer. Were offers that the Board considered yet subsequently rejected, not considered “bona fide” or were there other criteria that the Board used to assess whether an offer, even if ultimately rejected, constituted a bona fide offer?
     RESPONSE: We have revised the disclosure to include the applicable information on page 27 of the Information Statement.
Financial Analysis Performed by Management, page 26
     18. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, revise to address:
•	whether or not the Board or Special Committee considered the going concern value or liquidation value of the company; and,

•	why a $0.01 per share value is substantively fair given that the historical stock prices have ranged from a low of $0.005 to a high of $0.08 during the first and second quarters of 2009.
In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.
     RESPONSE: We have revised the disclosure to include the applicable information on pages 26 and 28 of the Information Statement.

Michael Rosenthall
October 13, 2009

     19. Please explain here, and in the discussion titled, “The Reverse/Forward Stock Split Includes the Opportunity to Remain a Stockholder” on page 33, any difficulty that security holders may have in trying to acquire common stock prior to the reverse/forward stock split transaction, and explain that all stockholders who may want to acquire greater than 20,500 shares may be unable to do so.
     RESPONSE: We have revised the disclosure on pages 27-28 of the Information Statement to include the applicable information. Please note that such language already appeared on page 35 of the Information Statement.
Independent Valuation by Third Party Valuation Consultant, page 27
     20. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by the Valuation Consultant during the Board and Special Committee’s evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A.
     RESPONSE: The valuation report attached as Appendix A to the Information Statement was the only presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, to the Board and/or Special Committee. We have revised the disclosure to include the applicable information on page 29 of the Information Statement.
     21. Disclose, or confirm that you have disclosed, all of the financial forecasts that management and/or the Board provided to the Valuation Consultant or any projections that the advisor developed. In addition, disclose and quantify the material assumptions underlying the forecasts.
     RESPONSE: We have disclosed all of the financial forecasts that management and/or the Board provided to the Valuation Consultant and all projections that the advisor developed. We have revised the disclosure to include the applicable information, including the quantification of the Company’s material assumptions underlying such forecasts, on page 34 of the Information Statement.
Appraisal Rights, page 39
     22. We note your disclosure here, and elsewhere throughout the information statement, that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in choosing the structure of this going private transaction.
     RESPONSE: State law, as it related to appraisal rights, was not a factor in our choosing the structure of the going private transaction. We have revised the disclosure to include the applicable information on page 41 of the Information Statement.

Michael Rosenthall
October 13, 2009

     23. Further, please briefly outline any other rights, besides appraisal rights, that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A for guidance.
     RESPONSE: We have revised the disclosure to include the applicable information on page 41 of the Information Statement.
Security Ownership of Certain Beneficial Owners and Management, page 44
     24. Please show the effect of the reverse/forward stock split on the percentage of shares held by each executive officer, director and beneficial owner.
     RESPONSE: We have revised the disclosure to include the applicable information on page 47 of the Information Statement.
Schedule 13D/A filed July 2, 2008 by Comvest Partners II, LLC, Comvest Group Holdings LLC and M. Falk
Schedule 13D/A filed November 9, 2007 by P. Lavin
     25. We note that Comvest and Messrs. Lavin and Falk provided written consents to adopt the resolutions pertaining to the going private transaction in August 2009. Other than the amended Schedule 13Ds filed in July 2008 by Comvest entities and Mr. Falk and in November 2007 by Mr. Lavin, no amendments to the Schedules 13D appear to have been filed that reflect the filing parties’ plans and actions taken with regard to the company going private. Please advise us of why no such amendments were made. We may have further comment.
     RESPONSE: Each of ComVest and Messrs. Lavin and Falk filed amended 13D/A’s on or prior to October 9, 2009 disclosing their plans with respect to the going private transaction.
*  *  *
     If you have any further comments regarding this letter, the response contained herein or any of the Information Statement, 13E-3 or 13D/A’s, please contact the undersigned or our outside counsel, Adam Lenain, Esq., Ñ Foley & Lardner LLP, 402 W. Broadway, Suite 2100, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.
Sincerely,
/s/ James H. McGuire
James H. McGuire